Joseph A. Herz

212-801-6926

herzj@gtlaw.com

July 15, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities

Re:	Rodin Income Trust, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted May 12, 2016
CIK No. 0001664780

Dear Mr. Kluck:

On behalf of Rodin Income Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft submission (the “Second Amended Submission”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on February 2, 2016 (the “Registration Statement”) on Form S-11.

The Second Amended Submission includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated June 6, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Second Amended Submission, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as submitted to the Commission.

General

1.

Throughout the prospectus you state that the selling commissions on the Class T shares are limited to 3.0%. The distribution fee, however, is a form of underwriting compensation that you will pay the Dealer Manager for the “distribution” or “sale” of

Mr. Tom Kluck

July 15, 2016

your shares. It appears that the primary difference between the “selling commission” and the “distribution fee” is the manner of calculation and timing of payment. If true, please revise your disclosure throughout the prospectus to clarify that the distribution fee is also part of the selling commission.

Response:

The Company previously has acknowledged in the disclosure in the Registration Statement that distribution fees are underwriting compensation, as disclosed in footnote 4 on page 64 of the Amended Submission. Similar to other issuers in the non-traded REIT industry, the Company includes distribution fees as part of “total underwriting compensation” subject to the 10% limitation imposed by the Financial Industry Regulatory Authority. Consistent with the Company’s prior disclosure, the Company also has revised footnote 2 to the table on the prospectus cover page to further clarify the disclosure.

2.	We note that you have included disclosure indicating that you plan to focus on originating and acquiring mortgage loans secured primarily by commercial real estate, and that you may also invest in commercial real estate securities and properties, including mortgage loans, subordinated mortgage and non-mortgage interests (including preferred equity investments and mezzanine loans) and participations in such instruments, commercial mortgage-backed securities, unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies, and structured notes. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:

As disclosed in the Registration Statement, the Company is a commercial real estate finance company formed to originate, acquire and manage a diversified portfolio of commercial real estate debt and equity investments secured by properties located both within and outside of the United States. The Company intends to accomplish this by originating and acquiring mortgage loans secured primarily by commercial real estate (which may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such instruments), although the Company may also invest in commercial real estate securities (which may include commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes) and properties. Specifically, the Company anticipates investing in commercial real estate loans and other debt and equity investments including, without limitation: (i) loans secured by real estate and evidenced by a first or second priority mortgage (i.e., mortgage loans), which may include whole loans and/or pari passu participation interests within a mortgage loan or other subordinate mortgage interests referred to as “B-notes”; (ii) mezzanine loans made to the owners of a mortgage borrower and secured by a pledge of the equity interests in the mortgage borrower; (iii) preferred equity investments

Mr. Tom Kluck

July 15, 2016

subordinate to mortgage and mezzanine loans but senior to an owner’s common equity; (iv) other interests in real estate, including (without limitation) CMBS or structured notes that are collateralized by pools of real estate debt instruments, unsecured REIT debt, or debt or equity securities of publicly traded real estate companies; and (v) investments in real properties where the Company believes opportunities exist to enhance value through professional management and restructuring expertise. The Company intends to own substantially all of its assets and conduct its operations through wholly-owned and/or majority-owned subsidiaries (as such terms are defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), and primarily through Rodin Income Trust Operating Partnership, LP (the “Operating Partnership”), a direct, wholly-owned subsidiary (as defined in the 1940 Act) of the Company of which the Company is the sole general partner and limited partner.

The Company intends to conduct its, and the Operating Partnership’s, operations so that neither entity will be, or be required to register as, an investment company under the 1940 Act. Under relevant portions of Section 3(a)(1) of the 1940 Act, an entity will not be deemed to be an “investment company” if:

(a) it is not engaged primarily, and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primary Engagement Test”); and

(b) it is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities (as used in the 1940 Act) having a value exceeding 40 per centum of the value of such entity’s total assets (excluding Government securities and cash items (as such terms are used in the 1940 Act)) on an unconsolidated basis (the “40% test”).

For the purposes of the 40% test, the term “investment securities” excludes, among other things, securities issued by majority-owned subsidiaries (as defined in the 1940 Act) that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company expects that it and the Operating Partnership will meet the Primary Engagement Test, as neither entity (i) is engaged primarily, (ii) proposes to engage primarily or (iii) holds itself as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and the Operating Partnership intend to operate as a commercial real estate finance company formed to originate, acquire and manage a diversified portfolio of commercial real estate debt and equity investments secured by properties located both within and outside of the United States.

Further, the Company expects that each of the Company and the Operating Partnership will meet the 40% test. The Company expects that the Operating Partnership will satisfy the 40% test because (i) a substantial majority of the Operating Partnership’s assets will consist of the Operating Partnership’s interests in its wholly- and majority-owned operating subsidiaries and (ii) the wholly- and majority-owned operating subsidiaries that represent a substantial majority of the Operating Partnership’s assets are not expected to be “investment companies” or entities that

Mr. Tom Kluck

July 15, 2016

would be “investment companies” but for Sections 3(c)(1) or (7) of the 1940 Act. Similarly, in the case of the Company, the Company expects that it will satisfy the 40% test because (i) substantially all of the Company’s assets will consist of the Company’s interests in the Operating Partnership and (ii) the Operating Partnership (a) is a wholly-owned subsidiary of the Company and (b) is not expected to be an “investment company” or an entity that would be an “investment company” but for Sections 3(c)(1) or (7) of the 1940 Act. As a result of the foregoing, the Company anticipates that less than 40% of its total assets, and less than 40% of the Operating Partnership’s total assets (in each case, exclusive of Government securities and cash items and on an unconsolidated basis (as such terms are used in the 1940 Act)), will be represented by “investment securities” (as such term is used in the 1940 Act), in satisfaction of the 40% test.

Due to the nature of the investment activities that the Company intends to conduct through its and the Operating Partnership’s wholly- and majority-owned subsidiaries (referred to herein as operating subsidiaries), the Company expects that a substantial majority of such operating subsidiaries neither will be “investment companies” nor entities that would be “investment companies” but for the exceptions provided by Sections 3(c)(1) or (7) of the 1940 Act. Specifically, and in addition to the potential ability of the operating subsidiaries to qualify under the Primary Engagement Test and the 40% test, the Company anticipates that a substantial majority of the operating subsidiaries will conduct their business in a manner allowing them to rely upon the exclusion provided by Section 3(c)(5)(C) of the 1940 Act. The Section 3(c)(5)(C) exclusion is available for entities (among other things) “primarily engaged in [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the Staff, generally requires that at least 55% of such an entity’s portfolio be comprised of qualifying interests, and at least 80% of the entity’s portfolio must be comprised of qualifying interests and real estate-type interests (and no more than 20% comprised of miscellaneous investments that are neither qualifying interests nor real estate-type interests) (the “55/80 Test”).

The Company anticipates that the operations of at least a substantial majority of such operating subsidiaries will be conducted so as to satisfy the 55/80 Test, based upon the current interpretations and requirements related thereto disseminated by the Staff. Specifically, the Company anticipates that, with respect to at least a substantial majority of such operating subsidiaries, at least 55% of each such operating subsidiary’s assets will consist of assets that (i) represent loans or liens fully secured by real estate or actual interests in real estate (such as, for example, mortgage loans fully secured by real estate and second mortgages secured by real property, fee interests in real estate, etc.), (ii) can be viewed as being the functional equivalent of, and provide such operating subsidiary with the same economic experience as, an actual interest in real estate or a loan or lien fully secured by real estate (such as, for example, certain Tier 1 mezzanine loans as interpreted by the Staff in Capital Trust Inc., Staff No-Action Letter (May 24, 2007)), (iii) “whole pool certificates” issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (i.e., “agency whole pool certificates”), and/or (iv) that constitute so-called “B-Notes” that have attributes that, when taken together, may allow them to be classified as an interest in real estate. Although the Commission has from time to time questioned the treatment of certain assets under the 55/80 Test, the Company believes that, in light of current Staff guidance (including, for example, Release No. IC-29778 (August 2011), at page 17, et. seq.),

Mr. Tom Kluck

July 15, 2016

such assets are properly viewed as, and the Company intends to treat such assets as, “qualifying interests” for the purposes of the 55/80 Test. The Company further anticipates that, with respect to such operating subsidiaries, at least 25% of each such operating subsidiary’s total assets (subject to reduction to the extent that the operating subsidiary invests more than 55% of its total assets in qualifying interests) will consist of real estate-type interests, as determined in accordance with Staff guidance from time to time (which assets may include, for example, loans in which at least 55% of the fair market value was secured by real estate at the time of acquisition), and that not more than 20% of such operating subsidiary’s total assets will constitute miscellaneous assets.

The foregoing discussion is not intended to preclude the ability of the Company, the Operating Partnership or any of the Company’s or the Operating Partnership’s wholly- and majority-owned subsidiaries from relying upon other exceptions, exemptions or exclusions from the definition of an “investment company” as defined in, or the registration requirements of an “investment company” under, the 1940 Act and the rules promulgated thereunder, including, but not limited to, (i) the ability of the Company and/or the Operating Partnership or the operating subsidiaries to rely upon the exclusion provided by Section 3(c)(6) of the 1940 Act; (ii) the operating subsidiaries’ ability to qualify under the Primary Engagement Test and the 40% test; or (iii) the Company’s, the Operating Partnership’s or the operating subsidiaries’ (or any of their) ability to rely on Rule 3a-1 under the 1940 Act.

3.	We note your response to comment 4 of our letter. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

Response:

The Company advises the Staff that it has considered all of the elements of its proposed share repurchase program and believes that the program is consistent with the relief granted by the Commission in prior no action letters, including the Commission’s no action letters to T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). The Company believes that repurchases under its share redemption program do not constitute issuer tender offers within the meaning of Rule 13e-4 and thus is not subject to the requirements of Regulation 14E.

Under the no-action letters, the Commission considers the following factors to determine whether a transaction is a “tender offer”: (i) active and widespread solicitation made to public stockholders for the shares of an issuer, (ii) the solicitation is made for a substantial percentage

Mr. Tom Kluck

July 15, 2016

of the issuer’s outstanding stock, (iii) the offer to purchase the shares is made at a premium over the prevailing market price, (iv) the terms of the offer are firm rather than negotiable, (v) the offer is contingent on the tender of a fixed number of shares, (vi) the offer is open for a limited period time, (vii) the offeree is subjected to pressure to sell his stock, and (viii) public announcement of the acquisition program is made prior to the accumulation of stock by the purchaser.

We believe that, despite the fact that the Company’s proposed share repurchase program is described in the Registration Statement, the Company is not engaging in and will not engage in an active and widespread solicitation for its securities. The Company’s stockholders are being apprised of the availability of the repurchase option when they purchase their shares because the program is described in the prospectus in response to line item requirements of Form S-11. Furthermore, the Company does not solicit participation from its stockholders; rather, stockholders desiring to present any of their shares for repurchase will do so of their own volition so there will be no pressure from the Company for stockholders to redeem their shares.

Under the proposed share repurchase program, the Company would not be soliciting a substantial percentage of its shares. The Company may (i) in any calendar year, redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year; and (ii) limit the repurchase to the amount of funds available for redemptions in each month to the funds the Company received from the distribution reinvestment plan in the prior month.

The Company does not believe that it will pay a premium for the repurchased shares. Instead, the purchase price for the shares will be equal to the customer account statement value as determined in accordance with FINRA Rule 15-02. If the Company is engaged in a public offering and the repurchase price would result in a price that is higher than the then-current public offering price of such class of common stock, then the repurchase price will be reduced and will be equal to the then-current public offering price of such class of common stock being repurchased, therefore, the repurchase price will not be a premium over the prevailing market price.

In addition, (i) the share repurchase program does not require stockholders to redeem a minimum number of shares, nor is the Company’s decision to redeem contingent on the tender of a minimum number of shares; (ii) the repurchase program is not intended to be available only for a limited period of time; the Company intends to offer stockholders the opportunity to have shares repurchased throughout the offering period; (iii) the Company’s stockholders are required to hold their shares for a minimum period of one year before participating in the Company’s share repurchase program (except in the event of a stockholder’s death, “qualifying disability” or “determination of incompetence”), and (iv) the Company makes no public announcements of the share repurchase program other than in disclosure in the Company’s offering documents required by the Securities Exchange Act of 1934, as amended.

Although the proposed repurchase program requires stockholders to submit their redemption requests (or to make any withdrawals of previously submitted redemption requests) at least five business days before the last business day of each month, this feature is solely included in the share repurchase program for the administrative purpose of providing a sufficient but finite

Mr. Tom Kluck

July 15, 2016

window in which to identify and process redemptions. Moreover, the Company does not believe that this element of the plan subjects stockholders to pressure to sell or lends itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent. Consequently, the Company believes that repurchases made in accordance with the proposed share repurchase plan would not be “issuer tender offers” subject to the regulatory requirements of Rule 13e-4.

4.	We note your response to comment 6 of our letter and that you determined that neither CCRE nor RRP is a program for purposes of Industry Guide 5. We further note your disclosure that:

•	Cantor Fitzgerald, L.P. is the indirect parent of your sponsor and advisor, and controls Cantor Commercial Real Estate and BGC Partners, Inc. (which includes Newmark Grubb Knight Frank).

•	Mr. Lehrman, your chairman, was a cofounder of CCRE and served as Co-CEO from April 2014-2016.

•	In 2014, an entity wholly owned by Cantor acquired Resolution Recovery Partners Manager LLC, which manages an opportunistic investment fund, RRP, focused on commercial real estate investments.

•	Joe Vaccaro, your CEO, and Eric Schwartz, your president, co-launched RRP in 2011. Mr. Vaccaro served as CEO and CIO of RRP and Mr. Schwartz has served as a member of the investment committee and serves as a key man for RRP from 2011 to present.

We understand that CCRE was a joint venture managed by Cantor and that your chairman was a co-founder and CEO of CCRE. In addition, it appears that RRP was managed by executive officers of your company. Thus, please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis as to why none of these entities discussed in this comment should be considered a prior program sponsored by Cantor or its affiliates under Industry Guide 5. We may have further comment.

Response:

The Company advises the Staff that it continues to believe that it has complied with the applicable provisions of Guide 5, as updated by CF Disclosure Guidance: Topic No. 6 (collectively, “Guide 5”), including Item 8 (Prior Performance of the General Partner and Affiliates), as analyzed below with specific reference to Cantor Commercial Real Estate Company, L.P. (“CCRE”) and Resolution Recovery Partners, L.P. (“RRP”).

Mr. Tom Kluck

July 15, 2016

CCRE

Business of CCRE

CCRE is a commercial real estate finance company, which originates, securitizes and services fixed and floating-rate commercial and multi-family mortgages collateralized by real estate assets throughout the United States.

Cantor Commercial Real Estate Sponsor, L.P., a subsidiary of Cantor, is the managing partner of CCRE. Under the terms of the partnership agreement governing the CCRE joint venture, CIM Group, a real estate private equity firm (“PE Firm”), as co-general partner of CCRE, has certain approval rights with respect to actions by CCRE, including (i) the right to dissolve the partnership at any time, (ii) entry into certain transactions, (iii) acquisitions or investments outside the ordinary course of its business, (iv) approval of the annual budget , (v) operation of CCRE outside of, or material changes to, the investment guidelines, (vi) operation of CCRE outside of, or material changes to leverage restrictions or incurrence of certain indebtedness, and (vii) certain affiliated transactions.

CCRE is not a “program” within the meaning of Guide 5

Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (the “Release”), for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is “completed” as the partnerships are liquidated and wound down.”

CCRE was formed as a joint venture between a Cantor subsidiary and PE Firm in 2010 as co-general partners. Three executives of Cantor, including Michael Lehrman, the Company’s Chairman, also received CCRE limited partnership units. As is typical with these types of arrangements among institutions, one of the general partners, in this case a subsidiary of Cantor, acts as the managing partner with the other general partner, PE Firm, having significant rights to actively participate with respect to the operation of the joint venture, as described above. After its formation, CCRE received additional capital from (i) a $200 million investment by the State Teachers Retirement Systems of Ohio (“STRS”) in exchange for limited partnership units in 2011 and (ii) a $250 million bond offering to qualified institutional purchasers under Rule 144A under the Securities Act of 1933, as amended, in 2013. Subsequently, CCRE purchased Berkeley Point Capital (“Berkeley Point”), a business which is engaged in the origination, funding, sale and servicing of multi-family mortgage loans, from two private equity firms for a combination of cash and equity interests in CCRE. Mr. Vacarro, the Company’s Chief Executive Officer, and Mr. Schwartz, the Company’s President, each hold a small interest in CCRE as a result of the sale of Berkeley Point to CCRE.

Mr. Tom Kluck

July 15, 2016

Because the joint venture is an operating business capitalized by institutional joint venture partners, the Company does not believe that CCRE has initiated or conducted an offering or organizational phase within the meaning of the Release and, therefore, CCRE is not a “program” within the meaning of Guide 5. As a general matter, the Company does not believe that a joint venture operating business with institutional partners and insiders should be characterized as a “program.” We also believe that CCRE is not a “program” because it is not a real estate investment fund. In addition, CCRE is managed by one of the co-general partners, not by an investment adviser or an external manager.

The Company further notes that while CCRE originates mortgages, its investment strategy is focused on securitizing such loans and recycling capital into new loan originations and, because of this, it does not hold such instruments for significant periods of time. As a result, CCRE does not satisfy the second and third prongs of a “program” for purposes of the Release since CCRE does not acquire assets for a long-term hold and for eventual liquidation as part of an expected future liquidity event to terminate its existence.

Given the nature of its business, the Company does not believe that the type of available information concerning CCRE would translate into the information required by Guide 5 relating to program prior performance. For example, providing the information required by Table I—Experience in Raising and Investing Funds (on a percentage basis) from Guide 5 does not make sense for CCRE because of its nature as a joint venture operating company and the manner in which capital and assets were contributed to the joint venture. The Company believes that the tables required by Guide 5 are designed around investment structures, such as traditional real estate investment partnership syndications, not joint ventures that are operating companies, such as CCRE. As a result, we believe that the presentation of such information in these circumstances has the risk of being misleading to investors.

RRP

Formation of RRP and Acquisition by Cantor Fitzgerald

RRP is a private investment fund which invests in the distressed commercial real estate sector with a focus on commercial real estate investments, including value-add properties and performing, sub-performing and non-performing loans. It was formed in 2011 and raised $191 million in capital from 13 institutional investors (the “RRP Offering”). The RRP Offering closed in 2013. More than 15 months later, in August 2014, a subsidiary of Cantor acquired RREP Recovery Partners Managers LLC (which was subsequently renamed Resolution Recovery Partners Manager LLC (“RRPM”)), the investment manager for RRP, from Ranieri Real Estate Partners (“RREP”), a subsidiary of Ranieri Partners, after RRP’s investors consented to transferring the management of RRP to Cantor. RRP had invested 70% of the RRP Offering proceeds prior to the transfer to Cantor in August of 2014. The investment period for RRP, which currently consists of reinvesting proceeds from the sale of certain investments, ends on February 4, 2017.

Mr. Tom Kluck

July 15, 2016

Role of Jon Vaccaro and Eric Schwartz with RRP

Mr. Vaccaro, the Company’s Chief Executive Officer and Chief Executive Officer of the Company’s advisor, co-led the launch of, and served as Chief Executive Officer and Chief Investment Officer of RRP from 2011 to present. Mr. Vaccaro served as Chief Executive Officer and a founding partner of RREP from May 2010 to August 2014. While at RREP, Mr. Vaccaro also served as one of the four members of the investment committee of RRP.

Mr. Schwartz, the Company’s President and President of the Company’s advisor, is a member of the investment committee of RRP. From May 2010 to August 2014, Mr. Schwartz was President and a founding partner of RREP. While serving at RREP, Mr. Schwartz co-led the launch of RRP and served as one of the four members of the investment committee of RRP. Mr. Vaccaro and Mr. Schwartz are collectively referred to as the “Executives.”

Cantor is not the sponsor of RRP

As noted above, neither RRP nor the Executives were affiliated with Cantor at the time of RRP’s formation, the RRP Offering, or the investment of over 70% of the net proceeds from the RRP Offering. Accordingly, the Company does not believe that Cantor should be deemed to be the sponsor of an entity when it did not control, direct or have any involvement with the entity during the critical phases of the fund’s operation.

Conclusion

Based on the foregoing, the Company believes that it has complied with the applicable provisions of Guide 5, including Item 8 (Prior Performance of the General Partner and Affiliates).

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Income Trust OP Holdings, LLC, page 18

5.	We note your response to comments 15, 16, and 17 of our letter. It appears that the disclosure in this section relates to two potential forms of compensation: (i) subordinated distributions to the special unit holder equal to 15% of your net cash flows payable under certain circumstances, and (ii) payments to the special unit holder upon redemption of the special units under certain circumstances. Please revise your disclosure in this section and under the heading “Management Compensation” starting on page 77 to describe these two forms of compensation separately, or advise.

Response:

The Company notes that the primary source of compensation in connection with the special units relates to the payment to the special unit holder in the event of the redemption of the special units

Mr. Tom Kluck

July 15, 2016

which may occur in connection with certain liquidity events or a termination of the advisory agreement. In addition, there is a limited set of circumstances, such as a sale of a large amount of assets, pursuant to which the special unit holder may receive distributions out of the Company’s net cash flows prior to the redemption of the special units. The Company has revised the disclosure in the Prospectus Summary and Management Compensation sections on pages 21 and 83-84 of the Second Amended Submission to clarify and separately describe the two sets of circumstances under which the special unit holder may receive compensation.

6.	We note your disclosure in this section stating that the special unit holder will be entitled to receive 15% of your net cash flows after your stockholders have received “or are deemed to have received,” in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital and your sponsor has received reimbursement for the payment of certain selling commissions. Please revise to clarify what you mean by “are deemed to have received” and to further elaborate upon how the 7% cumulative, non-compounded annual pre-tax return on invested capital is calculated. Additionally, please revise to clarify whether an individual stockholder should expect to receive distributions equal to his or its invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital prior to payment to the special unit holder of 15% of net cash flows.

Response:

The Company has revised the disclosure on pages 21and 83 of the Second Amended Submission to remove the reference to stockholders being “deemed to have received” return on their investment in the case of the special unit holder receiving distributions out of the Company’s net cash flows. The 7% cumulative, non-compounded annual pre-tax return on invested capital is equal to, as of the date of calculation, 7% multiplied by the product of the average amount of invested capital and the number of years over which the invested capital has been invested. For this purpose, “invested capital” means the amount calculated by multiplying the total number of shares purchased by the Company’s stockholders by the issue price at such time of such purchase, less distributions attributable to net sales proceeds and amounts paid by the Company to repurchase shares under its share repurchase program. The Company has added disclosure on pages 21 and 83-84 of the Second Amended Submission to clarify the calculation of the stockholder return threshold. The Company notes that as previously disclosed and set forth in “The Operating Partnership Agreement —Distributions and Allocations of Profits and Losses” section on page 159 of the Second Amended Submission, depending on various factors, including the date on which shares of the Company’s stock are purchased and the price paid for such shares of common stock, an individual may receive more or less than the 7.0% cumulative non-compounded annual pre-tax return on their net contributions (prior to the commencement of distributions to the holder of the special units) because the calculation is computed on the aggregate amount of offering proceeds and the aggregate amount of distributions. The Company has added similar disclosure to the Prospectus Summary and Management Compensation sections of the prospectus on pages 21 and 84 of the Second Amended Submission.

Mr. Tom Kluck

July 15, 2016

7.	We note your response to comment 18 of our letter, and your disclosure in this section stating that the special unit holder will be entitled to receive “15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 7% return on their shares of common stock” upon the occurrence of certain liquidity events or the termination or non-renewal of the advisory agreement. Please revise to clarify what you mean by “would be deemed to have been distributed” and to further elaborate upon how the 7% return is calculated in this context.

Response:

The Company advises the Staff that the reference to stockholders being deemed to have received distributions equal to their invested capital and a 7% return on their shares refers to the circumstances where the event triggering the redemption does not result in a cash payment to the Company, such as a listing of the Company’s shares on a national securities exchange or a termination of the advisory agreement. In the case of a listing, the determination of whether the special unit holder receives payment is based on the enterprise value which is calculated based on the average share price of the Company’s shares for a specified period, as disclosed on pages 20 and 84 of the Second Amended Submission. In the case of a termination of the advisory agreement, the determination is based on an enterprise valuation calculated based on an appraisal or valuation of the Company’s assets, as disclosed on pages 20 and 84 of the Second Amended Submission. As indicated in the response to comment 6 above, the 7% cumulative, non-compounded annual pre-tax return on invested capital is equal to, as of the date of calculation, 7% multiplied by the product of the average amount of invested capital and the number of years over which the invested capital has been invested.

8.	We note your disclosure in this section, stating “If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets.” We further note your risk factor disclosure under the heading “Our advisor faces conflicts of interest relating to incentive compensation and sponsor support structure . . .” on page 31, stating “Upon termination of our advisory agreement for any reason, including for cause, . . . the special unit holder may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the special unit holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date,” as well as similar disclosure on page 72. Please revise to reconcile these disclosures and to clarify the circumstances when the special unit holder will receive the redemption payment in the event that the advisory agreement is terminated for cause.

Response:

The Company advises the Staff that as indicated in footnote (9) on page 86 of the Second Amended Submission, upon the termination of the advisory agreement for “cause,” the Company will redeem the special units in exchange for a one-time cash payment of $1.00. The Company has revised the risk factor titled “Our advisor faces conflicts of interest relating to incentive

Mr. Tom Kluck

July 15, 2016

compensation and sponsor support structure, which could result in actions that are not necessarily in the long-term best interests of our stockholders” on page 34 of the Second Amended Submission to remove the reference to termination of the advisory agreement for cause.

Estimated Use of Proceeds, page 58

9.	Please revise the tables to eliminate the adjustment for the sponsor support of selling commissions given the fact that the sponsor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right. Since your sponsor can be reimbursed for the selling commissions under certain circumstances in connection with a liquidity event or upon termination of the advisory agreement by you or the advisor, the contingent reimbursement is a cost to the business. It is our view that this amount should be reflected in the Use of Proceeds Table.

Response:

The Company respectfully advises the Staff that it does not believe that the reimbursement of the sponsor support of selling commissions is a use of offering proceeds and therefore should not be reflected as a cost to the Company in the Estimated Use of Proceeds table. The Company’s position is based on the following: (i) the offering proceeds are not being utilized to pay the selling commissions covered by the sponsor support, and (ii) the sponsor’s entitlement to reimbursement of the sponsor support is conditioned upon (a) the full return of the stockholders invested capital and (b) a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital to stockholders.

The sponsor is providing support of the selling commissions in order to increase the amount of offering proceeds available to immediately invest and generate income for the Company and its stockholders. Accordingly, the Company believes that the sponsor support is a significant benefit to the Company and its stockholders and it is reasonable for the Company and the sponsor to expect this benefit to be reflected and apparent to investors in the Estimated Use of Proceeds table. If the Company is required to show the reimbursement of sponsor support for selling commissions as a cost in the Estimated Use of Proceeds table, even when it is not utilizing offering proceeds to fund such selling commissions, the sponsor will have less incentive to provide this benefit to the Company and its stockholders.

In the prior Amended Submission, the Company clearly disclosed that the sponsor has agreed that under no circumstances may proceeds from the Offering be used to pay the sponsor support reimbursement. In the Second Amended Submission, the Company has gone one step further and affirmatively disclosed on pages 20 and 83 that in no circumstances may the contingent reimbursement be paid to the sponsor, including in connection with a termination of the advisory agreement, unless and until the Company has (i) met the required return threshold to stockholders and (ii) fully invested the proceeds from the Offering. This means that there can be no possibility of reimbursement to the sponsor until such time as the Offering has closed and the proceeds from the Offering have been invested and, accordingly, any reimbursement will not be out of offering proceeds. Further, in the event that the performance of the Company is such that

Mr. Tom Kluck

July 15, 2016

the sponsor is entitled to recoup these funds, it will be without interest, paid from cash flows or revenues and not from offering proceeds and likely to be years after. We believe the requirement to satisfy the combination of conditions before the contingent reimbursement can be paid resolves any question as to whether the contingent reimbursement can be characterized as a cost of the Offering.

The Company also advises the Staff that it believes that any characterization that funds available to the Company are “fungible” is not valid, because offering proceeds will have been fully deployed and a sufficient return will have been realized prior to the obligation of the Company to pay the contingent reimbursement. In addition, as disclosed in the Registration Statement, it is not certain that the required return threshold will be achieved. In this regard, the Company notes that for purposes of the Company’s financial statements, the contingent reimbursement will not be recorded as a liability.

In summary, the Company believes that the sponsor support of selling commissions is a significant benefit to the Company and its stockholders. The sponsor’s entitlement to reimbursement of its sponsor support is conditioned upon the return of the stockholders invested capital and meeting the distribution return threshold to stockholders after the proceeds from the offering have been fully invested. Accordingly, the Company does not believe that the reimbursement of sponsor support of selling commissions is a use of the Company’s offering proceeds and reflecting such reimbursement as a cost to the Company in the Estimated Use of Proceeds table under these circumstances is both inappropriate and potentially confusing to stockholders.

Management Compensation, page 76

10.	We note your response to comment 23, which seems to focus on the manner in which you will notify shareholders of changes to advisory compensation. Please also revise to clarify if the company may increase fees payable to the advisor without shareholder consent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Second Amended Submission to clarify that the Company may increase the fees payable to the advisor without stockholders consent.

Plan of Distribution, page 156

11.	We note your response to comment 30 and disclosure on page 160 stating that your officers, directors, as well as officers and employees of your sponsor and advisor, etc. may purchase shares in the offering and that “they would expect to hold such shares as stockholders for investment and not for distribution.” Please revise to clarify that they “will hold” such shares for investment and not for distribution.

Mr. Tom Kluck

July 15, 2016

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Second Amended Submission to clarify that the Company’s officers and employees of the Company’s sponsor and advisor will hold such shares for investment and not for distribution in such circumstances.

Consolidated Balance Sheet, page F-3

12.	We note your response to prior comment 31. Given the update to the number of shares issued, please tell us why you have not amended to include a conforming change to the Common stock balance currently disclosed as $88 as of January 22, 2016. Additionally, please amend if necessary to provide a corresponding change to additional paid in capital as disclosed herein and within note 5.

Response:

In response to the Staff’s comment, the Company has corrected the amount of par value of the issued shares of common stock of the Company on page F-3 and made corresponding changes to additional paid-in-capital on the same page and footnote five to the Notes to Consolidated Balance Sheet on page F-5 of the Second Amended Submission.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Bruce Hough, Esq.
Mr. Mark Rakip
Ms. Kristi Marrone
Mr. Michael Lehrman, Rodin Income Trust, Inc.
Stephen Merkel, Esq., Rodin Income Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP